UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	54-1387365
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 9, 2007, Dollar Tree Stores, Inc. issued a press release regarding its fiscal second quarter 2007 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated August 9, 2007, issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: August 9, 2007

By: /s/ Kent A. Kleeberger
Kent A. Kleeberger
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 9, 2007, issued by Dollar Tree Stores, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE REPORTS SECOND-QUARTER SALES OF $971.2 MILLION AND A 4.4% INCREASE IN COMPARABLE-STORE SALES

CHESAPEAKE, Va. – August 9, 2007 – Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation’s largest $1.00 discount variety store chain, reported total sales for its fiscal second quarter of 2007 were $971.2 million, a 9.9% increase compared to $883.6 million in last year’s fiscal second quarter. Comparable-store sales for the quarter increased 4.4%.

“Our sales results reflect continuing increases in average ticket and customer traffic,” President and CEO Bob Sasser said. “The Company delivered a comparable-store sales increase over 4% for the sixth quarter in a row. Our merchandise was right for the season as our “Cool Summer Savings” program generated excitement by featuring key items for picnic, patriotic holidays, and toys. Store execution continues to improve and we have made a quick and orderly transition to back to school and fall product.”

Based on the continued strength of comparable-store sales and the related leverage, the Company now anticipates diluted earnings per share for the second quarter to be $0.32 to $0.33 versus the previously announced guidance range of $0.29 to $0.32.

The Company will provide more detailed information about its second quarter 2007 operating results and guidance for the third fiscal quarter during its upcoming earnings conference call scheduled for Wednesday, August 29, 2007, 9:00 a.m. EDT. The telephone number for the call is 800-289-0726. A recorded version of the call will be available until midnight Wednesday, September 5, and may be accessed by dialing 888-203-1112 and the pass code is 6326214. International callers may dial 719-457-0820 and the pass code is 6326214. A webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm, and will remain on-line until midnight Wednesday, September 5.

Dollar Tree operated 3,334 stores in 48 states as of August 4, 2007, compared to 3,156 stores in 48 states a year ago. During the second fiscal quarter of 2007, the Company opened 59 stores, closed 5 stores, and expanded or relocated 26 stores. The Company’s retail selling square footage totaled approximately 27.5 million at August 4, 2007, an 8.3% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release may contain "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For example, our forward-looking statements include statements regarding expectations about second-quarter operating results. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the “Risk Factors,” "Business," and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in our Annual Report on Form 10 - K filed April 4, 2007 and our Quarterly Report on Form 10-Q filed June 14, 2007. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in our documents could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com